                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                              _________________________

                                    AMENDMENT NO.1
                                          TO
                                    SCHEDULE 14D-1

                 Tender Offer Statement Pursuant to Section 14(d)(1)
                        of the Securities Exchange Act of 1934

                              _________________________

                         T. ROWE PRICE REALTY INCOME FUND III,
                            AMERICA'S SALES-COMMISSION-FREE
                            REAL ESTATE LIMITED PARTNERSHIP
                              (Name or Subject Company)

                               LIDO ASSOCIATES, L.L.C.
                             Koll TENDER CORPORATION II
                                       (Bidder)


                        UNITS OF LIMITED PARTNERSHIP INTERESTS
                            (Title of Class of Securities)

                                         NONE
                        (CUSIP Number of Class of Securities)
                              _________________________

                               GREGORY W. PRESTON, ESQ.
                                ROBERT I. NEWTON, ESQ.
                               McDermott, Will & Emery
                             1301 Dove Street, Suite 500
                               Newport Beach, CA 92660
                                    (714) 851-0633

         (Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications on Behalf of Bidder)

                              Calculation of Filing Fee

--------------------------------------------------------------------------------
                     Transaction                      Amount of
                      Valuation*                      Filing Fee
                     -----------                      ----------
                     $12,305,000                       $2,461.00

--------------------------------------------------------------------------------



    *For purposes of calculating the filing fee only. This amount assumes the purchase of 115,000 Units of limited partnership interests ("Units") of the subject company at $107 in cash per Unit.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

              Amount Previously Paid: $2,461.00
              Form or Registration Number: 005-47,585
              Filing Party: Lido Associates, L.L.C.
              Date Filed: 12-10-96

                        Amendment No.1 to Schedule 14D-1

     This Amendment No.1 to Schedule 14D-1 amends and supplements the Schedule 14D-1 filed December 10, 1996 (the "Schedule"), on behalf of Lido
Associaties, L.L.C., as set forth below.

Item II. Material to be filed as Exhibits

          The response set forth in Item II of the Schedule is amended and supplemented in part by the following:

          (a)(4) Supplement No.1, dated January 14, 1997, to the Offer to Purchase dated December 10, 1996.

          (a)(5) Letter to Unitholders dated January 14, 1997.

                                      SIGNATURES
    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 14, 1997

                                       LIDO ASSOCIATES, L.L.C.

                                       By:  Koll Tender Corporation II
                                       Its: Managing Member



                                       By: /s/ HAROLD HOFER
                                           ------------------------------------
                                           Name:     Harold Hofer
                                           Title:    Executive Vice President



                                       Koll TENDER CORPORATION II


                                       By: /s/ Harold Hofer
                                           ------------------------------------
                                           Name:     Harold Hofer
                                           Title:    Executive Vice President